EXHIBIT 2.1.2

                 AMENDMENT TO ASSET PURCHASE AGREEMENT
                              AND
                       SETTLEMENT AGREEMENT


AGREEMENT, dated as of May 29, 1996 (this "Amendment and Settlement") by and among NINE WEST GROUP INC., a Delaware corporation ("Nine West"), LUXOTTICA GROUP S.P.A., an Italian corporation ("Luxottica Group") and THE UNITED STATES SHOE CORPORATION, an Ohio corporation ("U.S. Shoe");

                     W I T N E S S E T H:

    WHEREAS:

    A. Nine West and U.S. Shoe are parties to the Asset Purchase Agreement, dated as of March 15, 1995, as amended by the Amendment to Asset Purchase Agreement dated as of May 23, 1995 (as so amended, the "Agreement") and U.S. Shoe is an indirect, wholly-owned subsidiary of Luxottica Group;

    B. A subsidiary of Nine West, Footwear Acquisition Corp., a Delaware corporation, was a party to the Agreement but was dissolved prior to the date hereof;

    C. All capitalized terms used herein that are not defined herein but which are defined in the Agreement shall have the respective meanings given to them therein;

    D. The parties have agreed on an amount that shall be payable, upon and subject to the terms and conditions of this Amendment and Settlement, by U.S. Shoe to Nine West, as part of the consummation (the "Closing") of the transactions contemplated by this Amendment and Settlement on the closing date (the "Closing Date") referred to herein, as the final and complete payment contemplated by Section 2.3 of the Agreement, entitled "Post-Closing Adjustment";

    E. The parties have also agreed that, in lieu of the transactions contemplated by Section 6.26 of the Agreement, Nine West shall, upon and subject to the terms and conditions of this Amendment and Settlement, at the Closing on the Closing Date, purchase from U.S. Shoe all of the Parent Warrants; and

    F. The parties desire to reflect and implement the aforesaid agreements and related matters and to amend the Agreement accordingly;

    NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other valuable consideration the receipt and adequacy whereof is hereby duly acknowledged, the parties hereto agree as follows:

    1.   Settlement of Post-Closing Adjustment Dispute.

        (a) Subject to the satisfaction of the conditions precedent set forth in Section 5 hereof, U.S. Shoe shall be obligated to pay to Nine West at the Closing on the Closing Date the sum of Twenty-Five Million Dollars ($25,000,000)(the "Post-Closing Purchase Price Settlement Payment"). Such obligation to make the Post-Closing Purchase Price Settlement Payment shall be in lieu of the payment, if any, that would otherwise have been required to have been made by either U.S. Shoe or Nine West pursuant to the first or second sentence of subsection 2.3(c) of the Agreement and shall also be in lieu of the payment of interest referred to in the third sentence thereof.

        (b) Effective upon the making of the Post-Closing Purchase Price Settlement Payment in the manner specified in Section 3 of this Amendment and Settlement, Nine West, on the one hand, and Luxottica Group and U.S. Shoe on the other hand, mutually release and discharge each other and their respective subsidiaries, affiliates, officers, directors, agents and representatives, and their respective successors, assigns, heirs and legal representatives, of and from any and all claims, causes of action, suits, debts, liabilities, obligations, costs, expenses, accounts, controversies and/or demands of any kind whatsoever, at law or in equity, direct or indirect, known or unknown, discovered or undiscovered, which relate in any way, directly or indirectly, to, or arise in connection with, the "Closing Balance Sheet" delivered by Nine West to U.S. Shoe on or about July 7, 1995 pursuant to Section 2.3 of the Agreement, or which were raised or could have been raised in the process contemplated by
Section 2.3 of the Agreement concerning the determination of the Closing Net Worth of the Footwear Business, or which could have been made or can be made as a claim for indemnity under Section 7.2(c) or Section 7.3(c) of the Agreement, each entitled "Breach of Representation, Warranty, etc." on the basis of any alleged misrepresentation or breach of warranty, the subject matter of which was, could have been or would have been made the basis for a claim in such process contemplated by Section 2.3 of the Agreement, it being understood and agreed that the foregoing is not intended to restrict or prohibit claims for indemnities under such subsections of Article VII made on other bases or under any other subsections of Article VII or other claims that may be made under other provisions of the Agreement.

        (c) Effective upon the making of the Post-Closing Purchase Price Settlement Payment in the manner specified in Section 3 of this Amendment and

Settlement, Section 2.3 of the Agreement shall be deemed to have become inapplicable and no longer of any force or effect and none of the parties hereto shall thereafter have any obligation to any of the others thereunder, and
Article VII of the Agreement shall be deemed amended to the extent necessary to give effect to the provisions of subparagraph (b) above.

    2.   Purchase by Nine West of Parent Warrants.

        (a) Subject to the satisfaction of the conditions precedent set forth in Section 5 hereof, Nine West shall at the Closing on the Closing Date purchase from U.S. Shoe and U.S. Shoe shall sell, transfer and assign to Nine West (the "Warrant Sale") all of the Parent Warrants for a purchase price (the "Warrant Purchase Price") of Sixty-Seven Million Five Hundred Thousand Dollars ($67,500,000), payable as set forth in Section 3 below. U.S. Shoe shall at the Closing on the Closing Date execute a written instrument of transfer in favor of Nine West, in the form of the Form of Assignment attached to Warrant Certificate No. 1 dated May 23, 1995 representing all of the Parent Warrants, and deliver it with such Warrant Certificate to Nine West, against concurrent payment to it of the Warrant Purchase Price in the manner specified in Section 3 below.

        (b) Effective upon the consummation of the Warrant Sale pursuant to this Amendment and Settlement, Section 6.26 of the Agreement shall be deemed to have become inapplicable and no longer of any force or effect, and none of the parties hereto shall thereafter have any obligation to any of the others thereunder. Luxottica Group and U.S. Shoe also confirm that, effective upon the consummation of the Warrant Sale pursuant to this Amendment and Settlement, the claims made in the letter dated February 13, 1996 from U.S. Shoe to Nine West with respect to the registration of the Warrants for sale to the public pursuant to Section 6.26 of the Agreement shall be irrevocably released without the necessity of any further action or the execution and delivery of any instrument.

    3.   Net Payment by Nine West.

        At the Closing, the amount due from U.S. Shoe to Nine West in respect of the Post-Closing Purchase Price Settlement Payment and the amount due from Nine West to U.S. Shoe in respect of the Warrant Purchase Price shall be offset against each other, so that only a single payment shall be made at the Closing, from Nine West to U.S. Shoe, it being understood and agreed that the obligations of the parties arising under Sections 1 and 2 above are mutually dependent.
Such payment shall be in the amount of Forty-Two Million Five Hundred Thousand Dollars ($42,500,000) and shall be made by wire transfer of immediately available funds to an account designated by U.S. Shoe (or such other method as shall be satisfactory to U.S. Shoe in its sole and absolute discretion).

    4.   Certain Trademark Matters.

        (a) At the Closing, Nine West shall re-assign and transfer to U.S. Shoe, and U.S. Shoe shall accept the re-assignment and transfer to it, of the Trademark License dated February 13, 1974, as amended, between U.S. Shoe and Ballet Makers, Inc. and the Trademark License dated July 1, 1991, as amended, between U.S. Shoe and The Lantis Corporation, each of which relates to the Capezio trademark, all pursuant to an instrument to be executed and delivered by them at the Closing in the form of Exhibit A annexed hereto and made part hereof (the "Capezio License Re-Assignment").

        (b) At the Closing, U.S. Shoe and Nine West shall execute and deliver an amendment and restatement of the Capezio License Agreement dated as of May 23, 1995 entered into by them pursuant to the Agreement in the form of Exhibit B annexed hereto and made part hereof (the "Amendment to Capezio License Agreement").

        (c) The parties hereto confirm and acknowledge the following with respect to the "Third Party Licenses," as such term is defined in the Capezio License Agreement, other than the two Third Party Licenses referred to in subparagraph (a) above (such remaining Third Party Licenses are hereinafter referred as the "Remaining Capezio Licenses"):

            (i) U.S. Shoe, as the owner of the "Capezio Name," as such term is defined in the Agreement, has been and continues to be responsible and entitled to maintain quality control of the goods and services covered by all licenses of the Capezio Name, including, without limitation, the Remaining Capezio Licenses, as part of its responsibility and right to do so in respect of the Capezio Name generally;

            (ii) Nine West confirms and acknowledges that U.S. Shoe has maintained an adequate quality level in respect of the Capezio Name as licensed under the Remaining Capezio Licenses and U.S. Shoe confirms, as stated above, its continuing obligation to do so;

            (iii) U.S. Shoe also confirms that, in formulating quality control standards with respect to goods similar to the goods covered by the Remaining Capezio Licenses (e.g., pocketbooks, small leather goods and children's footwear), U.S. Shoe will take into account any quality standards that Nine West may propose;

            (iv) Nine West's rights under the Remaining Capezio Licenses shall continue in perpetuity; and,

            (v)   If and when any of the Remaining Capezio Licenses shall
expire or terminate without being renewed, Nine West shall be entitled to re
- - -license the Capezio Name in respect, but only in respect, of the goods covered by any expired or terminated  Remaining Capezio License to one or more licensees
(which may be parties other than the licensees under expired or terminated
Remaining Capezio Licenses), and may continue to do so as such new license agreements expire or terminate, all on such terms and conditions as Nine West shall determine and for Nine West's sole economic benefit, subject only to U.S.
Shoe's continuing right and obligation to maintain quality control with respect to the goods covered by such license agreements.

        (d) At the Closing, U.S. Shoe and Nine West shall execute and deliver an amendment and restatement of the Other Acquired Intellectual Property License Agreement dated as of May 23, 1995 entered into by them pursuant to the Agreement in the form of Exhibit C annexed hereto and made part hereof (the "Amendment to Other A.I.P. License Agreement").

    5.   Conditions Precedent; Closing; Closing Date.

        (a) (i) The obligation of U.S. Shoe to consummate the transactions contemplated by this Amendment and Settlement is subject to the condition precedent that it shall have received a consent (the "U.S. Shoe Bank Consent") to the execution and delivery of, and the consummation of the transactions contemplated by, this Amendment and Settlement, in form and substance satisfactory to it, under and pursuant to the Credit Agreement dated as of May 1, 1995, as thereafter amended, by and among its affiliate, Luxottica U.S. Holdings Corp., certain lenders and Credit Suisse, as agent for such lenders and, upon receiving the U.S. Shoe Bank Consent, U.S. Shoe shall immediately notify Nine West in writing of such receipt and confirm therein that such condition precedent has been satisfied.

            (ii) The obligation of Nine West to consummate the transactions contemplated by this Amendment and Settlement is subject to the condition precedent that it shall have received a consent (the "Nine West Bank Consent" and, together with the U.S. Shoe Bank Consent, the "Bank Consents") to the execution and delivery of, and the consummation of the transactions contemplated by, this Amendment and Settlement, in form and substance satisfactory to it, under and pursuant to the Credit Agreement dated as of May 23, 1995, as thereafter amended, by and among Nine West, certain lenders, and Citibank, N.A. and Merrill Lynch Capital Corporation, as agents for such lenders and, upon receiving the Nine West Bank Consent, Nine West shall immediately notify U.S. Shoe in writing of such receipt and confirm therein that such condition precedent has been satisfied.

            (iii) U.S. Shoe and Nine West shall each diligently and continuously take all actions reasonably necessary and appropriate in order to obtain the U.S. Shoe Bank Consent and the Nine West Bank Consent, respectively, at the earliest possible date.

        (b) The Closing shall occur on and the Closing Date, as used herein, shall mean, the first business day following the first day on which U.S. Shoe and Nine West shall have each notified the other of the receipt of its Bank Consent pursuant to subparagraph (a) above and shall be held at the offices of Winston & Strawn, 200 Park Avenue, New York, New York 10166, at 10 a.m. or shall occur and be held at such other place and time of day as the parties may agree upon in writing.

    6.   Representations and Warranties.

        (a) U.S. Shoe represents and warrants to Nine West and Nine West represents and warrants to U.S. Shoe, that:

            (i) It has the requisite corporate power and authority to execute and deliver this Amendment and Settlement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment and Settlement have been duly authorized by its board of directors and no other corporate proceeding is necessary to authorize this Amendment and Settlement or to consummate the transactions contemplated hereby. This Amendment and Settlement has been duly executed and delivered by it and constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws applicable to creditors' rights generally and by the application of equitable principles.

            (ii) None of the execution, delivery or performance of this Amendment and Settlement, nor the consummation of the transactions contemplated hereby, nor compliance by it with the terms hereof will: (A) conflict with or result in a breach of any of the provisions of its charter, by-laws or regulations; (B) require any filing by it with, or any permit, authorization or consent from, any court, administrative agency, or other governmental or regulatory authority, foreign or domestic, or from any third party, except: (x) any filings or reports required to be made under and pursuant to applicable securities laws or the rules and regulations of the New York Stock Exchange; and
(y) the Bank Consent applicable to it; (C) after giving effect to its Bank Consent, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, any note, bond, mortgage, indenture, lease, license, franchise, permit or other instrument or agreement to which it is a party or by which it is bound or any of its assets are affected; or (D) violate any order, writ, injunction, decree, statute or ordinance, applicable to it.

        (b) U.S. Shoe represents and warrants to Nine West that it has, and upon consummation of the Warrant Sale pursuant to this Amendment and Supplement will convey to Nine West, valid and legal title to the Parent Warrants, subject to no security interest, pledge, lien or other encumbrance created by any action taken by it.

    7.   Asset Acquisition Statement.

        Set forth as Exhibit D annexed hereto and made part hereof is the "asset acquisition statement" referred to in Section 6.13 of the Agreement that is and shall be final and binding upon U.S. Shoe and Nine West. Nine West shall provide to U.S. Shoe within 45 days after the date of this Amendment and Settlement, a schedule of payments made prior to March 15, 1996 with respect to the amounts set forth on Exhibit E annexed hereto (such amounts having been included in the tax purchase price set forth on Exhibit D annexed hereto agreed to by the parties). To the extent that any of such amounts were unpaid at March 15, 1996, Nine West shall provide to U.S. Shoe by April 1, 1997 a schedule of amounts paid by March 15, 1997. Nine West will continue to provide such information to U.S. Shoe by April 1 of each subsequent year as at the preceding March 15 until all of such amounts have been paid.

    8.   Publicity.

        Except as otherwise required by law or the rules of the New York Stock Exchange, for so long as the Agreement is in effect, neither Luxottica Group, nor U.S. Shoe, nor Nine West shall, nor shall they permit any of their Subsidiaries or affiliates to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Amendment and Settlement without the consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that: (i) the foregoing shall not prohibit or restrict appropriate communications between any party and its counsel, auditors, financial advisors and other representatives and agents in the ordinary course relating to such transactions; and (ii) the parties shall, promptly after the execution and delivery of this Amendment and Settlement, issue separate press releases relating to this Amendment and Settlement in form satisfactory to each party.

    9.   Efforts of Parties.

        Each of the parties hereto shall, subject to the terms and conditions of the Agreement, comply with its obligations under Section 6.1 of the Agreement, and accordingly, shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under the Agreement and under applicable Contracts, laws and regulations, to consummate and make effective the transactions contemplated by the Agreement and will promptly cooperate with and furnish information to the other party or parties as is reasonably necessary or appropriate in order to cause or permit such transactions to occur as expeditiously as practicable, including, without limitation, with respect to the actions required by Section 6.6(b) of the Agreement with respect to the transfer of pension assets and related matters referred to therein.


    10.  Effect Upon Agreement.

        Except as otherwise expressly set forth herein, all terms and conditions of the Agreement shall remain in full force and effect. Upon the effectiveness of this Amendment and Settlement, each reference in the Agreement to "this Agreement," "hereunder," "herein," "hereof," "hereto," "hereinafter" or of like import shall mean and be a reference to the Agreement as amended hereby and each reference to the Agreement in any other document, instrument or agreement executed and delivered in connection or in accordance with the Agreement shall mean and be a reference to the Agreement as amended hereby.

    11.  Governing Law.

        This Amendment and Settlement shall be governed by and construed in accordance with the laws of the State of New York without regard to any applicable conflicts of laws principles.

    12.  Counterparts.

        This Amendment and Settlement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when a counterpart has been signed by each of the parties and delivered to each of the other parties, it being understood that all parties need not sign the same counterpart.

    IN WITNESS WHEREOF, Nine West, Luxottica Group and U.S. Shoe have caused this Amendment and Settlement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                     NINE WEST GROUP INC.



                     BY:___________________________________
                         Name:
                         Title:


                     LUXOTTICA GROUP S.P.A.



                     BY:___________________________________
                         Name:
                         Title:


                     THE UNITED STATES SHOE CORPORATION



                     BY:___________________________________
                         Name:
                         Title:

Exhibits


A   Form of Re-Assignment by Nine West to U.S. Shoe of Capezio Trademark License
Agreements with Ballet Makers, Inc. and The Lantis Corporation

B   Form of Amended and Restated Capezio License Agreement

C   Form of Amended and Restated Other Acquired Intellectual Property License
Agreement

D   Final and Binding Form of Asset Acquisition Statement

E   Certain Amounts Included in Tax Purchase Price